SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                          ------------------------

                              SCHEDULE 14D-9
                              (RULE 14d-101)

                SOLICITATION/RECOMMENDATION STATEMENT UNDER
          SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 1)

                              COHOES BANCORP, INC.
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                           (Name of Subject Company)

                             COHOES BANCORP, INC.
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                    (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
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                       (Title of Class of Securities)

                                 192513 10 9
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                   (CUSIP Number of Class of Securities)

                              HARRY L. ROBINSON
                 PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             COHOES BANCORP, INC.
                              75 REMSEN STREET
                          COHOES, NEW YORK   12047
                               (518) 233-6500
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  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                  Copy to:

                           RAYMOND A. TIERNAN, ESQ.
                          GERALD F. HEUPEL, JR. ESQ.
                             PHILIP R. BEVAN, ESQ.
                    ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                             734 15TH STREET, N.W.
                            WASHINGTON, D.C.  20005
                                 (202) 347-0300

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



     This solicitation/recommendation statement on Schedule 14D-9 is filed by Cohoes Bancorp, Inc., a Delaware corporation ("Cohoes"), in relation to the exchange offer disclosed in the Schedule TO, filed on November 1, 2000 with the Securities and Exchange Commission, of TrustCo Bank Corp NY, a New York corporation ("TrustCo"), to exchange each issued and outstanding share of Cohoes common stock, par value $.01 per share, for cash in the amount of $10.80 and a fractional share of TrustCo common stock, par value $1.00 per share, with a value of $7.20 upon the terms and subject to the conditions described in the Schedule TO, the Registration Statement filed on Form S-4 by TrustCo on July 11, 2000, as amended, and the prospectus contained therein (each of which is an exhibit and incorporated by reference into TrustCo's Schedule TO), as well as in the Rule 424(b)(3) prospectus dated October 30, 2000 filed by TrustCo on November 1, 2000.

     In response to Items 1 through 8 of this Schedule 14D-9, Cohoes hereby incorporates by reference its disclosure document, previously filed as Exhibit
(a)(1), which contains the information responsive to the requirements of this
Schedule 14D-9.

ITEM 9.  EXHIBITS.


EXHIBIT
NUMBER                              DESCRIPTION
-------   --------------------------------------------------------------------

(a)(1) Solicitation/Recommendation Statement, first mailed to Cohoes stockholders on November 2, 2000 (previously filed as an exhibit to Cohoes' Schedule 14D-9)
(a)(2) Information regarding Cohoes' certificate of incorporation and bylaws (incorporated by reference from the Hudson River Bancorp, Inc.'s Registration Statement on Form S-4 filed June 26, 2000, as amended, and Hudson River's Rule 424(b)(3) prospectus filed July 18, 2000)
(a)(3) Press release, dated June 26, 2000, by Cohoes (incorporated by reference from the filing made on June 26, 2000 by Cohoes as a Rule 425 communication)
(a)(4) Newspaper advertisement addressed to shareholders, customers, etc., of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 13, 2000 as a Rule 425 communication)
(a)(5) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 20, 2000 as a Rule 425 communication)
(a)(6) Letter to shareholders of Cohoes and Hudson River, dated July 20, 2000 (incorporated by reference from the filings made by Cohoes and Hudson River on July 20, 2000 and July 21, 2000, respectively, as a Rule 425 communication)
(a)(7) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 27, 2000 as a Rule 425 communication)

                                      2



(a)(8) Press release, dated July 27, 2000, by Cohoes (incorporated by reference from the filing made on July 27, 2000 by Cohoes as a Rule 14a-12 communication and on July 28, 2000 as a Schedule 14D-9 communication)
(a)(9) Letter to shareholders of Cohoes and Hudson River, dated July 28, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on July 28, 2000 as a Rule 425 communication)
(a)(10) Updated Investor Presentation/Synopsis of the Cohoes-Hudson River merger, dated August 2, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on August 2, 2000 as a Rule 425 communication)
(a)(11) Newspaper advertisement addressed to shareholders of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(12) Letter to shareholders of Cohoes and Hudson River, dated August 7, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(13) Press release dated August 9, 2000 by Cohoes (incorporated by reference from the filing made on August 9, 2000 by Cohoes as a Rule 425 communication)
(a)(14) Press release dated August 10, 2000 by Cohoes (incorporated by reference from the filing made on August 10, 2000 by Cohoes as a Rule 425 communication)
(a)(15) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on August 11, 2000)
(a)(16) Press release dated September 28, 2000 by Cohoes and Hudson River Bancorp, Inc. (incorporated by reference from the filing made on September 28, 2000 by Cohoes as a Rule 425 communication)
(a)(17) Press release dated September 28, 2000 by Cohoes (incorporated by reference from the filing made on September 28, 2000 by Cohoes as a Rule 425 communication)
(a)(18) Press release dated October 19, 2000 by Cohoes (incorporated by reference from the filing made on October 19, 2000 by Cohoes as a Rule 14a-12 communication)
(a)(19) Definitive proxy statement for 2000 annual meeting dated October 23, 2000 by Cohoes (incorporated by reference from the filing made on October 23, 2000 by Cohoes as definitive proxy materials)
(a)(20) Press release dated October 24, 2000 by Cohoes (incorporated by reference from the filing made on October 24, 2000 by Cohoes as a Rule 14a-12 communication)
(a)(21) Letter to shareholders of Cohoes (incorporated by reference from the filing made on October 31, 2000 by Cohoes as additional definitive proxy materials)
(a)(22) Press release dated November 3, 2000 by Cohoes (incorporated by reference from the filing made on November 3, 2000 by Cohoes as a Rule 425 communication)
(a)(23) Letter to shareholders of Cohoes dated November 16, 2000 (incorporated by reference from the filing made on November 16, 2000 by Cohoes as additional definitive proxy materials)
(e)(1) Information regarding executive compensation and related matters (incorporated by reference from Cohoes' definitive proxy statement, dated October 23, 2000)

                                      3



                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                COHOES BANCORP, INC.


                                By:  /s/ Richard A. Ahl
                                     ------------------------------------------
                                     Name:  Richard A. Ahl
                                     Title: Executive Vice President, Secretary
                                            and Chief Financial Officer

Dated: November 16, 2000




















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                                EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
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(a)(1)    Solicitation/Recommendation Statement, first mailed to Cohoes stockholders on November 2, 2000 (previously filed as an exhibit to Cohoes' Schedule 14D-9)
(a)(2) Information regarding Cohoes' certificate of incorporation and bylaws (incorporated by reference from the Hudson River Bancorp, Inc.'s Registration Statement on Form S-4 filed June 26, 2000, as amended, and Hudson River's Rule 424(b)(3) prospectus filed July 18, 2000)
(a)(3) Press release, dated June 26, 2000, by Cohoes (incorporated by reference from the filing made on June 26, 2000 by Cohoes as a Rule 425 communication)
(a)(4) Newspaper advertisement addressed to shareholders, customers, etc., of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 13, 2000 as a Rule 425 communication)
(a)(5) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 20, 2000 as a Rule 425 communication)
(a)(6) Letter to shareholders of Cohoes and Hudson River, dated July 20, 2000 (incorporated by reference from the filings made by Cohoes and Hudson River on July 20, 2000 and July 21, 2000, respectively, as a Rule 425 communication)
(a)(7) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 27, 2000 as a Rule 425 communication)
(a)(8) Press release, dated July 27, 2000, by Cohoes (incorporated by reference from the filing made on July 27, 2000 by Cohoes as a Rule 14a-12 communication and on July 28, 2000 as a Schedule 14D-9 communication)
(a)(9) Letter to shareholders of Cohoes and Hudson River, dated July 28, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on July 28, 2000 as a Rule 425 communication)
(a)(10) Updated Investor Presentation/Synopsis of the Cohoes-Hudson River merger, dated August 2, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on August 2, 2000 as a Rule 425 communication)
(a)(11) Newspaper advertisement addressed to shareholders of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(12) Letter to shareholders of Cohoes and Hudson River, dated August 7, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(13) Press release dated August 9, 2000 by Cohoes (incorporated by reference from the filing made on August 9, 2000 by Cohoes as a Rule 425 communication)
(a)(14) Press release dated August 10, 2000 by Cohoes (incorporated by reference from the filing made on August 10, 2000 by Cohoes as a Rule 425 communication)

                                      5



(a)(15) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on August 11, 2000)
(a)(16) Press release dated September 28, 2000 by Cohoes and Hudson River Bancorp, Inc. (incorporated by reference from the filing made on September 28, 2000 by Cohoes as a Rule 425 communication)
(a)(17) Press release dated September 28, 2000 by Cohoes (incorporated by reference from the filing made on September 28, 2000 by Cohoes as a Rule 425 communication)
(a)(18) Press release dated October 19, 2000 by Cohoes (incorporated by reference from the filing made on October 19, 2000 by Cohoes as a Rule 14a-12 communication)
(a)(19) Definitive proxy statement for 2000 annual meeting dated October 23, 2000 by Cohoes (incorporated by reference from the filing made on October 23, 2000 by Cohoes as definitive proxy materials)
(a)(20) Press release dated October 24, 2000 by Cohoes (incorporated by reference from the filing made on October 24, 2000 by Cohoes as a Rule 14a-12 communication)
(a)(21) Letter to shareholders of Cohoes (incorporated by reference from the filing made on October 31, 2000 by Cohoes as additional definitive proxy materials)
(a)(22) Press release dated November 3, 2000 by Cohoes (incorporated by reference from the filing made on November 3, 2000 by Cohoes as a Rule 425 communication)
(a)(23) Letter to shareholders of Cohoes dated November 16, 2000 (incorporated by reference from the filing made on November 16, 2000 by Cohoes as additional definitive proxy materials)
(e)(1) Information regarding executive compensation and related matters (incorporated by reference from Cohoes' definitive proxy statement, dated October 23, 2000) events.

















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